December 18, 2020

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                           Protective Life Insurance Company

Registration Statement on Form N-6 for

“Protective Executive Benefits Registered VUL”

File No.  333-248236

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Registrant referenced above hereby requests that the effective date of the above-captioned registration statement filed on Form N-6 be accelerated to December 23, 2020 or as soon thereafter as is reasonably practicable.

Protective Life Insurance Company

By:	/s/ Richard J. Bielen
Name:	Richard J. Bielen
Title:	President

INVESTMENT DISTRIBUTORS, INC.

2801 Highway 280 South • Birmingham, AL • 35223 • (205)268-1000

December 18, 2020

VIA EDGARLINK

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

RE:                           Protective Life Insurance Company

Registration Statement on Form N-6 for

“Protective Executive Benefits Registered VUL”

File No.  333-248236

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, Investment Distributors, Inc., as principal underwriter, hereby joins in a request by the above referenced Registrant that the effective date of the above-captioned registration statement filed on Form N-6 be accelerated to December 23, 2020 or as soon thereafter as is reasonably practicable.

Investment Distributors, Inc.

By:	/s/ Barry Brown
Name:	Barry Brown
Title:	President and Director